Mail Stop 3561

October 2, 2007

Mr. A. D. Frazier
Chairman and Chief Executive Officer
Danka Business Systems PLC
11101 Roosevelt Boulevard
St. Petersburg, Florida 33716

>   **Re: Form 10-K for the Fiscal Year Ended March 31, 2007**
>   **Filed June 27, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **Filed August 2, 2007**
>   **File No. 0-20828**

Dear Mr. Frazier:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

Products and Services, page 11

2.   We note your disclosure that you derive revenue from several types of products and different types of services. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(C)(1)(i) of Regulations S-K.

Item 2. Properties, page 13

3.   Please expand your disclosure to provide additional information on the geographic locations of the properties you lease or own for various functions and operations. See Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

4.   We note your disclosure that you consider the areas discussed as critical to understanding your financial statements since their application places the most significant demands on management due to their uncertainty. Please expand your disclosure to quantify the effect that each significant estimate and assumption has on your financial condition and operating results for each of the years presented to provide greater insight into the quality and variability of reported financial information. Please be sure to specifically discuss the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. For example, please disclose the amounts of your allowances for doubtful accounts and billing disputes and inaccuracies at each balance sheet date and the impact of significant changes in the estimates on your operating results for the periods presented. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur, what the impact of these potential changes could have on your results of operations. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and operating results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. Refer to Section V of Release No. 33-8350.

Results of Operations

General

5.   During each of the last two fiscal years you disclose significant decreases in revenues and selling, general and administrative expenses and you generally identify several business reasons for these changes. However, you do not quantify the impact of each business reason so that an investor can better understand your results of operations and how much each business reason contributed to the overall change during the period. Please revise your disclosure to quantify the incremental impact of each individual business reason discussed. For example, you disclose that $46 million of the $72 million decrease in revenues in fiscal 2007 is due to lower revenues in retail equipment, supplies and related sales caused by continued pricing pressures and a smaller sales force. Please disclose how much of the decrease is due to lower retail equipment units sold in 2007 compared to 2006 as compared with lower prices. With regard to selling, general and administrative expenses, you disclose that expenses decreased 21.5% in fiscal 2007, or $44 million, due to headcount reductions and facility closures. Please disclose the how much of the decrease is due to reduced labor as well as the portion resulting from the closure of facilities and their locations. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Gross Profit, page 24

6.   Please clarify your explanation of why margins on rental units increased in fiscal 2007. Explain how a delay in executing purchase orders would result in depreciation expense being recognized in a different period than you recognized revenue for the same rental equipment.

Liquidity and Capital Resources
Cash Flows, page 28

7.   We note your disclosure in the second paragraph on page 29 of the sale of your operations in Europe during January 2007. Please revise your disclosure to discuss the impact the disposal of these operations will have on cash flows in future periods.

Item 15. Exhibits and Financial Statement Schedules
Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies

Basis of Presentation, page 42

8.   We note that you present several sources of revenues in your statement of operations, but
        do not present any information on segment reporting. In this regard, we note that you
        accumulate, track, report and analyze separate financial information relating to your
        operating performance for each of the following sources of revenue: (1) retail
        equipment, supplies and related sales; and (2) retail service. Tell us who is your Chief
        Operating Decision Maker and how you are currently organized given the sale of your
        international operations. Please revise your disclosure to discuss and explain the
        operating segments you have identified in your business and disclose the basis for your
        reportable segments under the requirements of SFAS 131.   Please explain in detail your
        basis for aggregating segments and how you satisfied the aggregation criteria and
        requirements of paragraphs 17 through 19 of SFAS 131. Please also refer to EITF 04-10.
        Revise your disclosure to present your reportable segments and the other applicable
        information required in accordance with paragraphs 25 through 39 of SFAS 131, or
        explain to us why you do not believe it is appropriate to do so. We may have further
        comment upon review of your response.

Note 3. Restructuring Charges, page 48

9.   Please tell us and revise your disclosure to include the expected completion date for each
        restructuring plan as required by paragraph 20(a) of SFAS 146.

Note 11. Debt, page 59
Note 12. 6.50% Senior Convertible Participating Shares, page 61
Note 18. Subsequent Events, page 67

10.   Please tell us what consideration you have given to providing Schedule I – Condensed
        Financial Information of the Registrant. See Rule 5-04 of Regulation S-X. Further,
        please clarify the extent of any restrictions on the transfer of assets to the parent by its
        subsidiaries.

Exhibits

Exhibits 31.1 and 31.2

11.   Please delete the title of each officer from the first sentence of each certification. The certification filed should be in the exact format as provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title of your principal executive officer and your principal financial officer in the first line of each certification was not intended to limit the capacity in which such individuals provided the certifications filed with your Form 10-K for the fiscal year ended March 31, 2007. Please also address in your response this same issue with respect to the 302 certifications filed on Exhibit 31 with Form 10-Q for the fiscal quarter ended June 30, 2007.

Exhibit 32.1

12.   We note that you filed certifications for both your CEO and CFO on the same exhibit. Please revise future filings to file separate exhibits for each principal officer if two individuals hold the titles of CEO and CFO. In this regard, please note that your exhibits should be labeled as follows: Exhibit 32.1 and 32.2 rather than filing the certification for both officers on the same exhibit.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

        Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief